

Mail Stop 7010

August 23, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Luke C. Zouvas, Esq.
Applbaum & Zouvas LLP
925 Hotel Circle South
San Diego, CA 92108

> **Re:** **Baoshinn Corporation**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed August 7, 2006**
> **File No. 333-134991**

Dear Mr. Zouvas:

　　We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.　Please update your financial statements to comply with Item 310(g) of Regulation S-B.

2.　We note your response to comment 5 of our letter dated July 11, 2006. It does not appear that you are being consistent with your use of defined terms. In this regard, we note that you continue to use the non-abbreviated version of several defined terms. For example, you define the term "People's Republic of China" on page 8, but you continue to use the non-abbreviated term later in your filing, including on page 11. You also define terms more than once. Please review all defined terms and ensure that you use them consistently throughout your filing.

3.　We note your response to comment 58 of our letter dated July 11, 2006 and we reissue this comment. In this regard, please provide to us a detailed description of your corporate structure, including the identities of each subsidiary and other affiliated entities.

Cover Page of Prospectus

4. We note your response to comment 3 of our letter dated July 11, 2006. Please disclose this price on the cover page of your prospectus.

5. We note your response to comment 4 of our letter dated July 11, 2006. Please note that the OTC Bulletin Board is a quotation service for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTC Bulletin Board. Please revise to disclose whether you intend to contact an authorized market maker for the sponsorship of your securities on the OTC Bulletin Board.

Summary of Prospectus, page 5

The Offering, page 7

6. Please reconcile the minimum proceeds listed here with the disclosure on the cover page of your prospectus. In this regard, we note that it appears that the minimum proceeds would be $300,000.

Risk Factors, page 7

7. We note the statement in the third sentence of the introductory paragraph that this section discusses "some" of the potential and substantial risks to investors. Please be advised that you must disclose all of the risks which you believe are material at this time. Please revise accordingly.

Capital outflow policies in the People's Republic of China…, page 8

8. Please explain in greater detail the currency and capital transfer regulations and how they impact your ability to remit income to the United States.

We have historically lost money and may continue to lose money…, page 9

9. Please delete the last paragraph of this risk factor, as mitigating language is not appropriate in risk factor disclosure.

If we cannot raise additional capital to finance…, page 10

10. We note that your stockholders have funded certain of your capital requirements for the next 12 months. If there is a risk that the total amount that your stockholders have committed to fund will not be sufficient, please disclose this. In MD&A, you should discuss specifically the amount that they have

committed. Please also disclose the amount of additional funding you will require over the next 12 months.

Risks Associated with this Offering, page 10

11.   We note your response to comment 7 of our letter dated July 11, 2006 and we reissue this comment with respect to this section, as it does not appear that you have provided the requested disclosure. In this regard, please explain the risks to investors if you do not sell the maximum or minimum amount of shares.

Capital outflow policies in the People's Republic of China…, page 11

12.   This risk factor repeats the last risk factor on page 8. Please revise accordingly.

If preferential tax concessions granted by the PRC government…, page 11

13.   Please explain the preferential tax concessions that your company receives and clarify how you would be adversely affected if the concessions were changed or expired.

Use of Proceeds, page 12

14.   We assume that you intend to use all of the proceeds of the offering, regardless of whether the maximum is reached, for working capital. Please make this clear in this section.

Selling Security Holders, page 14

15.   We note your response to comment 1 of our letter dated July 11, 2006 and have the following additional comments:

- Please disclose any position, office, or other material relationship that the selling security holders have had with your company within the past three years. See Item 507 of Regulation S-B.

- We reissue the comment set forth in the first bullet point of this comment, as it does not appear that you have provided the requested disclosure.

16.   In this section, please discussion the transaction in which the selling stockholders received their shares, including the amount of consideration they paid for the shares that are being resold.

Terms of the Offering, Plan of Distribution, page 15

17.　We note the statement that "The foregoing rules apply to broker/dealers. They do not apply to us in any manner whatsoever." Please clarify that the rules will apply to broker/dealers that effect transactions in your common stock.

(a) The Offering Will Be Sold By Our Officers, page 16

18.　We note the statement in the first paragraph that your offering will extend for 90 days from the effective date of your registration statement, unless you extend an additional 90 days. We also note the statement in the second paragraph that the subscriptions will not be returned until 270 days after the effective date of your registration statement. Please reconcile. Please also explain how this period of time reconciles with the requirements of Rule 10b-9 under the Exchange Act.

19.　We note your response to comment 20 of our letter dated July 11, 2006. Please identify by name the persons who will sell the securities without registration as a broker-dealer in reliance on Rule 3a4-1.

20.　We note the statement in the third sentence of the first paragraph that an escrow account will be maintained for all subscriptions. We also note the statement in the third to last sentence of the first paragraph that the account is not an escrow, trust, or similar account. Please revise the disclosure throughout your filing to remove all references to "escrow," as this term implies that a disinterested third party is the agent. Please also clearly disclose that the funds will be held in your attorney's account.

21.　We note your response to comment 21 of our letter dated July 11, 2006 and we reissue this comment, as it does not appear that you have included the requested disclosure. Please also remove the statement that the persons offering the securities are NOT underwriters.

Directors, Executive Officers, Promoters and Control Persons, page 19

22.　We note your response to comment 24 of our letter dated July 11, 2006. Please clarify the business experience of your executive officers, including the dates of employment and titles. For example, you indicate that Mr. Chiu was appointed President in November 2005 and in March 2006, and you have not provided the titles held by Messrs. Kan and Leung held while employed with BSIE.

23.　We note your response to comment 25 of our letter dated July 11, 2006 and we reissue this comment, as it appears you have provided the requested information only for the term of employment with your company.

24. We note your response to comment 26 of our letter dated July 11, 2006. Please reconcile your response with the disclosure in certain of the biographies, which appear to indicate that your executive officers continue to be employed by other companies. For example, Mr. Lam appears to be currently employed by Grand Power Express, Grand Powers Express Forwarders Co. Ltd., and Grand Powers Express Tourism Co. Ltd.

Security Ownership of Certain Beneficial Owners and Management, page 21

25. We note your response to comment 27 of our letter dated July 11, 2006 and we reissue this comment with respect to footnote [2] to the table in paragraph (b).

26. We note your response to comments 28 and 30 of our letter dated July 11, 2006. Please revise the tables set forth in paragraphs (a) and (b) to remove duplicative disclosure.

27. We note your response to comment 29 of our letter dated July 11, 2006 and we reissue this comment, as it does not appear that you have included the requested disclosure.

Business Description, page 25

Government Approval/Regulations, page 25

28. Please clarify whether your membership in the Travel Industry Council is a requirement by law or by your organization documents. Discuss the effect of governmental regulation on the company, including the consequences you would suffer if you failed to meet the requirements of such regulations. Lastly, provide context for your discussion of the Association of Travel Agents. Is this an organization that you are required to belong to? Does government regulation require this membership? What is the impact on the company? Please avoid copying information directly from sources outside your prospectus, as you appear to have done here. See Instructions to Rule 421(b) under the Securities Act.

Business Objective, page 27

29. We note the disclosure in the second paragraph regarding the verbal financing commitments. We have the following comments:

   • Please disclose the nature of these commitments. For example, are the investors unequivocally bound to provide the financing?

- Please briefly discuss the terms of the proposed investment. For example, will the investment be evidenced by debt or equity?

- Please advise us as to when the investors made these commitments.

Marketing Strategies, page 30

30. Although this section explains services you offer, it does not address how you market them. Please elaborate on who your customers are and how you reach them. For example, do your customers tend to be business travelers or tourists or both? Do you target any particular type of customer? How do you market yourself?

31. We note your response to comment 42 of our letter dated July 11, 2006. Your explanation of the "well-organized network" remains unclear. You discuss opening sales offices in the PRC, but then refer to it as an "internal network." Also clarify whether this is distinct from the "retail chain" you refer to in the last bullet point.

32. We note the disclosure in the last bullet point of this section that your "current business format is mainly providing service to travel agencies who further sell [your] product to direct customers." This description of your current business format differs from the description of your business currently provided in your prospectus, which appears to indicate that you provide services directly to your end customers. Please revise your prospectus to clearly explain your business as it currently exists.

Competition and Market Trends, page 31

33. If material, please discuss whether consumers purchasing airline tickets and making hotel reservations via telephone or internet is a competitive force and its impact on the company and its expansion plans. If you note any trend in increasing use of these means to access travel by consumers, please discuss this as a trend as well.

Management's Discussion and Analysis of Financial Condition…, page 31

Results of Operations…, page 32

34. Please include MD&A discussions for the interim period for which you present financial information. Note that we may have comments on this disclosure when we review it.

35. Under "Revenue", explain what you mean when you say that your revenue increased because of "increased market penetration and an expanded base of service providers." Are you referring to new offices that you have opened? Who are the 'service providers' and what services do they provide? To the extent that revenue growth is due to new offices rather than organic growth, please clarify this.

Liquidity and Capital Resources, page 33

36. In the first enumerated item in this section, explain what you mean when you refer to the "current year result" being a positive figure. Are you talking about net income or cash flow from operations or something else? Also explain why you believe that a decrease in expenses as a percentage of revenue is a trend that you will continue to benefit from in the future, particularly in view of your planned expansion.

Financing our Capital Expenditures, page 34

37. We note your response to comment 49 of our letter dated July 11, 2006 and we reissue this comment, as it does not appear that you have provided the requested disclosure.

38. In your Business section, you discuss a commitment by private investors to help you fund capital expenditures; however, no mention of this funding appears in MD&A. Please revise to discuss this funding in reasonable detail.

39. Please explain why your stockholders' financing agreement is "unequivocal." For example, have you entered into an agreement with these stockholders that unconditionally binds them to finance your operations?

Certain Relationships and Related Transactions, page 36

40. We note the disclosure in paragraph (a). Please disclose this information in this section, rather than refer readers to your financial statements.

Market for Common Equity and Related Stockholder Matters, page 37

Market, page 37

41. We note your response to comment 52 of our letter dated July 11, 2006 and the disclosure in the second paragraph of this section. Please clarify the disclosure in the second sentence. In addition, please identify your promoters or affiliates

referenced in the third sentence. Please also disclose the number of shares held by these persons.

Back Cover Page of Prospectus

42. We note your response to comment 59 of our letter dated July 11, 2006 and we reissue this comment, as it does not appear that you have include the disclosure in your filing. In addition, please indicate the time period during which dealers must deliver a prospectus. See Section 4(3) of the Securities Act and Rule 174 under the Securities Act.

Part II. Information Not Required In Prospectus, page 53

Recent Sales of Unregistered Securities, page 53

(a) Prior sales of common shares, page 53

43. We note your response to comment 62 of our letter dated July 11, 2006. Please disclose the information required by Item 701(d) of Regulation S-B with respect to this transaction.

Exhibits, page 55

44. We note your response to comment 63 of our letter dated July 11, 2006 and we reissue this comment, as it does not appear that you have filed this exhibit.

Undertakings, page 56

45. We note your response to comment 65 of our letter dated July 11, 2006 and we reissue this comment, as it does not appear that you have provided the requested undertaking.

46. We note your response to comment 66 of our letter dated July 11, 2006. Please revise to provide the undertaking in the exact form required by Item 512(e) of Regulation S-B. In this regard, we note that you have not included the second paragraph of the undertaking.

Signatures, page 57

47. We note your response to comment 67 of our letter dated July 11, 2006 and we reissue this comment with respect to the signature of the controller or principal accounting officer. In this regard, please identify the officer who signed in this capacity.

Exhibit 5.1

48. We note your response to comment 68 of our letter dated July 11, 2006 and we reissue this comment, as the opinion does not clearly opine as to the shares you are offering in your primary transaction and the shares that are being offered in the resale transaction. Please have counsel revise its opinion accordingly.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director